UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2011

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of the Plan)

FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS
December 31, 2011 and 2010

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule G, Part III – Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

              /s/ Crowe Horwath LLP

Columbus, Ohio
July 9, 2012

  1.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS
Cash	$ 16,049	$ 429,679
Investments at fair value (Note 4)	219,755,512	218,153,220

Receivables
Other receivable	6,174	-
Notes receivable from participants	43,999	117,039
Accrued income	251,353	209,907
Employee contribution	-	18,498
Employer contribution	4,902,441	4,967,727

Total receivables	5,203,967	5,313,171

Total assets	224,975,528	223,896,070

LIABILITIES
Security transaction payable	21,143	-
Administrative expenses payable	27,773	33,392
Total liabilities	48,916	33,932

Net assets available for benefits	$ 224,926,612	$ 223,862,138

See accompanying notes to financial statements.
2.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income (loss)
Net appreciation/(depreciation) in fair value
of investments (Note 4)	$ (6,569,259)	$ 22,809,617
Interest and dividends	3,924,133	3,299,073
	(2,645,126)	26,108,690
Contributions
Employer contributions	11,008,846	10,892,725
Participant contributions	9,510,419	9,441,179
Participant rollovers	668,339	297,763
	21,187,604	20,631,667

Total additions	18,542,478	46,740,357

Deductions from net assets attributed to:
Benefits paid to participants	17,341,386	16,080,224
Administrative expenses	136,618	198,675
	17,478,004	16,278,899

Net increase prior to transfers	1,064,474	30,461,458

Transfer from Columbia Bank 401(k) Plan (Note 8)	-	17,417,433
Transfer from Global Exchange Group 401(k) Plan (Note 8)	-	939,173

Net increase	1,064,474	48,818,064

Net assets available for benefits
Beginning of year	223,862,138	175,044,074
End of year	$224,926,612	$223,862,138

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan.  To receive an employer matching contribution, an employee must complete a year of service and attain age 21.  The Plan provides for retirement, death, and disability benefits.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions:  The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation.  To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred.  Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, an allocation of the Company contributions and Plan earnings/(losses) and charged with his or her withdrawals.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon.  Vesting in the remainder of the accounts is based on years of service.  Participants become 100% vested after completion of five years of credited service.

Participants of the Resource Bank subsidiary shall be vested based on a two year cliff vesting schedule for employer contributions made prior to January 1, 2009.

Payment of Benefits:  Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account.  Benefit payments are distributed as either a lump sum or in installment payments over a period.  The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

(Continued)

4.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures:  Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested.  Forfeitures are used to reduce the future contributions to the Plan.  Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2011 and 2010 were $70,755 and $148,753 respectively.

Expenses:  Fees incurred in the administration of the Plan are paid by the Plan or the Company.  Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund.  Any rebates on investment fees received by the trustee on behalf of the Plan are deposited into the Plan and are reflected in the applicable fund investment returns.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method:  The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties:  The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

5.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fair value of participation units held by the Plan in a collective trust is based on the net asset value, as reported by the managers of the collective trust and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The fair value of the collective trust is classified within level 2 of the fair value hierarchy.  The investment objective of the collective trust is to provide equity appreciation consistent with preservation of principal with reasonable income.  The collective trust holds a diversified portfolio of common stocks and a money market fund.  The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Investments measured at fair value on a recurring basis are summarized below:

     Fair Value Measurements
    at December 31, 2011 Using
                               Quoted Prices in
                                 Active Markets
                                             for Identical Assets
                                                                                                                                               (Level 1)

Investments:
Mutual Funds
Equity Mutual Funds	115,494,440
Fixed Income Mutual Funds	56,191,469
Blended Mutual Funds	24,172,364
Common Stock
Fulton Financial Corporation common stock	23,897,239

There were no significant transfers between Level 1 and Level 2 during 2011.

         Fair Value Measurements
          at December 31, 2010 Using
                                                                                                            Quoted Prices in                                   Significant
                                                                                                             Active Markets                                        Other
                                                                                                        for Identical Assets                           Observable Inputs
                                                                                                                     (Level 1)                                           (Level 2)

Investments:
Collective Trust Fund
Retirement Common Stock Fund	$ -	$ 14,508,080
Mutual Funds
Equity Mutual Funds	104,654,443	-
Fixed Income Mutual Funds	53,959,151	-
Blended Mutual Funds	20,602,634	-
Common Stock
Fulton Financial Corporation common stock	24,428,912	-

(Continued)

6.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk:  At both December 31, 2011 and 2010, approximately 11% of the Plan’s assets were invested in Fulton Financial Corporation common stock.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits (at fair value).

    December 31, 2011
                                                                                                                                   Units or Shares      Fair Value

Fulton Financial Corporation Common Stock	2,436,008	$ 23,897,239
American Century Heritage Fund	790,833	15,879,918
Loomis Sayles Small Cap Value Fund	496,725	12,979,435
Vanguard 500 Index Fund	210,987	20,180,950
Goldman Sachs Financial Square Government Fund	21,681,108	21,681,108
MFS Value Fund	696,985	15,661,242
MFS Research International Fund	921,799	12,656,300
Federated Total Return Bond Fund	2,453,001	27,669,965
T Rowe Price Growth Stock Fund	701,157	22,317,843

    December 31, 2010
                             Units or Shares    Fair Value

Fulton Financial Corporation Common Stock	2,362,564	$ 24,428,912
Fulton Financial Advisors Retirement Common Stock Fund	124,495	14,508,080
Fidelity Advisor Mid Cap Value Fund	873,513	18,230,224
Loomis Sayles Small Cap Value Fund	504,917	13,430,790
Vanguard 500 Index Fund	209,056	20,002,496
Goldman Sachs Financial Square Government Fund	22,067,124	22,067,124
MFS Value Fund	669,507	15,338,408
MFS Research International Fund	887,782	13,929,294
Federated Total Return Bond Fund	2,320,863	25,877,621

(Continued)

7.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 4 - INVESTMENTS (Continued)

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(6,569,258) and $22,809,617, respectively, as follows:

     2011                          2010

Mutual Funds	$(8,149,632)	$16,836,736
Collective Trust Fund	2,736,434	1,771,514
Fulton Financial Corporation Common Stock	(1,156,061)	4,201,367

	$(6,569,259)	$22,809,617

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $351,909 at December 31, 2011 and $920,145 at December 31, 2010.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Company.  Fees paid by the Plan to Conrad Siegel for recordkeeping services totaled $38,914 and $142,056 for 2011 and 2010, respectively.  Fees paid to Fulton Financial Advisors related to benefits paid to participants and recordkeeping services totaled, $64,946 and $5,750 for 2011 and 2010 respectively. Fees paid to Crowe Horwath LLP, the auditor for the Plan, totaled $31,600 and $46,700 for 2011 and 2010, respectively.  Fees paid to Newkirk Products totaled $1,158 and $1,829 for 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan had investments of $23,897,239 and $24,428,912, respectively, in Fulton Financial Corporation common stock.  The Plan also had investments of $14,508,080 in collective trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2010.  Fulton Financial Advisors is a wholly-owned subsidiary of the Company.  Approximately $407,555 and $285,987 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2011 and 2010, respectively.  Notes receivable from participants also reflect party-in-interest transactions.  Certain immaterial rebates on investment fees received by FFA were not deposited into the Plan on a timely basis which constituted non-exempt transactions under ERISA with a party-in-interest.  Management is in the process of correcting these transactions in accordance with the applicable regulatory guidelines.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC.

(Continued)

8.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 8 - PLAN MERGERS

Effective January 1, 2010, the Columbia Bank 401(k) Plan and Global Exchange Group, Inc. 401(k) Profit Sharing Plan were merged into the Plan.

9.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of Plan Sponsor:     Fulton Financial Corporation

EIN:                                      23-2195389

Plan number:                      001

(b)                                                     (c)
    Identity of Issue,                               Description of Investment Including                                                                  (e)
     Borrower, Lessor,                                    Maturity Date, Rate of Interest                                       (d)                       Current
(a)             or Similar Party  Collateral, Par or Maturity Value                                 Cost                       Value

	Mutual Funds

Vanguard	Vanguard 500 Index Fund	✓	20,180,950
Vanguard	Vanguard Small Cap Value Index Fund	✓	3,155,695
Vanguard	Vanguard Mid Cap Index Fund	✓	2,965,610
Vanguard	Vanguard Star Fund	✓	2,410,932
Goldman Sachs & Co.	Goldman Sachs Financial Square	✓	21,681,108
	Government Fund
Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	✓	3,865,920
Fidelity Investments	Fidelity Advisor Small Cap Value Fund	✓	3,420,595
Loomis Sayles	Loomis Sayles Small Cap Value Fund	✓	12,979,435
MFS Investment	MFS Research International Fund	✓	12,656,300
Management
MFS Investment	MFS Value Fund	✓	15,661,242
Management
Goldman Sachs & Co.	Goldman Sachs Financial Square	✓	75,003
	Prime Institutional Fund
Federated
Investors, Inc.	Federated Total Return Bond Fund	✓	27,669,965
T Rowe Price	T Rowe Price New Income Fund	✓	6,765,393
T Rowe Price	T Rowe Price Growth Stock Fund	✓	22,317,843
T Rowe Price	T Rowe Price Retirement 2010 Fund	✓	3,149,298
T Rowe Price	T Rowe Price Retirement 2020 Fund	✓	9,635,136
T Rowe Price	T Rowe Price Retirement 2030 Fund	✓	7,054,514
T Rowe Price	T Rowe Price Retirement 2040 Fund	✓	3,896,464
T Rowe Price	T Rowe Price Retirement 2050 Fund	✓	436,952
American Century	American Century Heritage Fund	✓	15,879,918

* Party-in-interest
✓ All investments are participant directed, therefore, historical cost information is not required.

10.

FULTON FINANCIAL CORPORATION
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of Plan Sponsor:     Fulton Financial Corporation

EIN:                                      23-2195389

Plan number:                      001

(b)                                                     (c)
     Identity of Issue,                               Description of Investment Including                                                              (e)
     Borrower, Lessor,                                    Maturity Date, Rate of Interest                                       (d)                     Current
(a)             or Similar Party  Collateral, Par or Maturity Value                              Cost                    Value

		Common Stock
*	Fulton Financial	Common Stock	✓	23,897,239
	Corporation

		Participant Loans
*	Plan Participant	Participant Loans interest rates
		ranging from 4.25% - 9.25%	✓	43,999

		Total		$219,799,511

* Party-in-interest
✓ All investments are participant directed, therefore, historical cost information is not required.

11.

SCHEDULE G Financial Transaction Schedules OMB No. 1210-0110 (Form 5500) Department of Treasury Internal Revenue Service This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue 2011 Code (the Code). File as an attachment to Form 5500. Department of Labor Employee Benefits Security Administration This Form is Open to Public Inspection. For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011 A Name of plan Fulton Financial Corporation 401K Retirement Plan B Three-digit plan number (PN) 001 C Plan sponsor’s name as shown on line 2a of Form 5500 Fulton Financial Corporation D Employer Identification Number (EIN) 23-2195389 Part I Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible Complete as many entries as needed to report all loans or fixed income obligations in default or classified as uncollectible. Check box (a) if obligor is known to be a party in interest. Attach Overdue Loan Explanation for each loan listed. See Instructions. (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. Schedule G (Form 5500) 2011 v.012611

12.

(a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items Amount received during reporting year Amount overdue Amount received during reporting year Amount overdue (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest (a) (b) Identity and address of obligor (c) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items (d) Original amount of loan (e) Principal (f) Interest (g) Unpaid balance at end of year (h) Principal (i) Interest

  13.

Schedule G (Form 5500) 2011 Page 3 - Part II Schedule of Leases in Default or Classified as Uncollectible Complete as many entries as needed to report all leases in default or classified as uncollectible. Check box (a) if lessor or lessee is known to be a party in interest. Attach Overdue Lease Explanation for each lease listed. (See instructions) (a) (b) Identity of lessor/lessee (c) Relationship to plan, employer, employee organization, or other party-in-interest (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased) (e) Original cost (f) Current value at time of lease (g) Gross rental receipts during the plan year (h) Expenses paid during the plan year (i) Net receipts (j) Amount in arrears (a) (b) Identity of lessor/lessee (c) Relationship to plan, employer, employee organization, or other party-in-interest (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased) (e) Original cost (f) Current value at time of lease (g) Gross rental receipts during the plan year (h) Expenses paid during the plan year (i) Net receipts (j) Amount in arrears (a) (b) Identity of lessor/lessee (c) Relationship to plan, employer, employee organization, or other party-in-interest (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased) (e) Original cost (f) Current value at time of lease (g) Gross rental receipts during the plan year (h) Expenses paid during the plan year (i) Net receipts (j) Amount in arrears (a) (b) Identity of lessor/lessee (c) Relationship to plan, employer, employee organization, or other party-in-interest (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased) (e) Original cost (f) Current value at time of lease (g) Gross rental receipts during the plan year (h) Expenses paid during the plan year (i) Net receipts (j) Amount in arrears (a) (b) Identity of lessor/lessee (c) Relationship to plan, employer, employee organization, or other party-in-interest (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased) (e) Original cost (f) Current value at time of lease (g) Gross rental receipts during the plan year (h) Expenses paid during the plan year (i) Net receipts (j) Amount in arrears (a) (b) Identity of lessor/lessee (c) Relationship to plan, employer, employee organization, or other party-in-interest (d) Terms and description (type of property, location and date it was purchased, terms regarding rent, taxes, insurance, repairs, expenses, renewal options, date property was leased) (e) Original cost (f) Current value at time of lease (g) Gross rental receipts during the plan year (h) Expenses paid during the plan year (i) Net receipts (j) Amount in arrears

14.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 57 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 136 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 61 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 125 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 58 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 118

15.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 57 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 50 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 63 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 54 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 64 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate fees per contact (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 53

16.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 61 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 50 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 64 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 11 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 62 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 13

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Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 65 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 13 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 63 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 13 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 60 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 6

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Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 10 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 9 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 401 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 10 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 383

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Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 16 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 372 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 347 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 97 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 101 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 101

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Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 96 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 195 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 211 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 210 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 201 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 125

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Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1,563 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 435 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 4,778 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 3,212 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1

  22.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 2,852 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 6 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 3,203 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 3,647 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1

23.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 3,814 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 16 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 4,373 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1

  24.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 10 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 12 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 835 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 30 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1,066 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 30

25.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1,016 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 33 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 228 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 258 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 267 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 289

26.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 290 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 327 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 341 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 328 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 391 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction

27.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 414 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 417 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 1 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 3

28.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 60 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 67 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 63 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 45 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 54 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 22

29.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 353 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 360 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 90 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 94 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 155 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 168

30.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 97 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 105 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 34 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 38 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 8 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 9

31.

Schedule G (Form 5500) 2011 Page 4- Part III Nonexempt Transactions Complete as many entries as needed to report all nonexempt transactions. Caution: If a nonexempt prohibited transaction occurred with respect to a disqualified person, file Form 5330 with the IRS to pay the excise tax on the transaction. (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 347 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 343 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 16 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 151 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 326 (a) Identity of party involved (b) Relationship to plan, employer, or other party-in-interest (c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value (d) Purchase price Fulton Bank, N.A. Plan Sponsor/Service Provider Operational failure to rebate Fees per contract (e) Selling price (f) Lease rental (g) Transaction expenses (h) Cost of asset (i) Current value of asset (j) Net gain (or loss) on each transaction 284

32.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date: July 9, 2012	By: /s/ Louis Yoka Louis Yoka Senior Vice President, Manager Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors